[redacted]

08027714

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAPERE WEALTH CREATION, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 MATTHEWS STATION STREET, #2-A
(No. and Street)

MATTHEWS	NC	28105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT P. TREASE (704) 321-5244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUGHES PITTMAN & GUPTON LLP
(Name – *if individual, state last, first, middle name*)

1500 SUNDAY DRIVE, SUITE 300	RALEIGH	NC	27607
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 28 2008
505

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, SCOTT P. TREASE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAPERE WEALTH CREATION, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERE WEALTH CREATION, LLC

Financial Statements

December 31, 2007 and 2006

SAPERE WEALTH CREATION, LLC

Table of Contents

December 31, 2007 and 2006

HUGHES
PITTMAN
GUPTON

Independent Auditors' Report

The Members
Sapere Wealth Creation, LLC
Matthews, North Carolina

We have audited the accompanying balance sheets of Sapere Wealth Creation, LLC as of December 31, 2007 and 2006, and the related statements of operations, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sapere Wealth Creation, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hughes Pittman & Gupton, LLP

February 22, 2008

Certified Public Accountants

Hughes Pittman & Gupton, L.L.P.
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607

919.787.9765
919.787.9384 fax

SAPERE WEALTH CREATION, LLC

Balance Sheets

December 31, 2007 and 2006

		2007	2006
Assets			
Current assets:			
Cash	$	51,017	17,257
Accounts receivable, fees		4,125	3,325
Prepaid expenses		1,725	-
Deposit		155	-
Total assets	$	57,022	20,582
Liabilities			
Current liabilities:			
Accounts payable-trade		820	-
Accounts payable & accrued expenses - related party		3,824	4,086
Total liabilities		4,644	4,086
Members' equity		52,378	16,496
Total liabilities and members' equity	$	57,022	20,582

See accompanying notes to financial statements

SAPERE WEALTH CREATION, LLC

Statements of Operations

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commission income	$ 38,101	27,814
Expenses:		
General and administrative	40,219	28,007
Operating loss	(2,118)	(193)
Other income	35,000	-
Net income (loss)	$ 32,882	(193)

See accompanying notes to financial statements

SAPERE WEALTH CREATION, LLC

Statements of Members' Equity

For the Years Ended December 31, 2007 and 2006

Members' equity as of December 31, 2005	$	16,689
Net loss		(193)
Members' equity as of December 31, 2006		16,496
Members' contributions		3,000
Net income		32,882
Members' equity as of December 31, 2007	$	52,378

See accompanying notes to financial statements

SAPERE WEALTH CREATION, LLC

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities			
Net income (loss)	$	32,882	(193)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Change in operating assets and liabilities:			
Accounts receivable, fees		(800)	(235)
Prepaid expenses		(1,725)	-
Deposits		(155)	-
Accounts payable - trade		820	-
Accounts payable & accrued expenses - related party		(262)	1,966
Net cash provided by operating activities		30,760	1,538
Cash flows from financing activities			
Members' contributions		3,000	-
Net increase in cash		33,760	1,538
Cash as of beginning of year		17,257	15,719
Cash as of end of year	$	51,017	17,257

See accompanying notes to financial statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Sapere Wealth Creation, LLC (the "Company") was organized under the laws of the State of North Carolina on February 18, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The FINRA requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(1). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c-3-3", "Information for Possession or Control Requirements Under Rule 15c-3-3" and "Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts" are not applicable.

The Company's primary purpose is to engage in broker-dealer services.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Commission Income

Commissions are recognized as earned pursuant to the terms of the contracts. The Company recognizes revenue when all services to the client have been rendered and the Company is entitled to collect its fee from the client, as long as there are no other contingencies, performance obligations or collection uncertainties associated with the fee.

Other Income

In July 2007 the National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of the New York Stock Exchange consolidated to create FINRA. As a result of this consolidation, the Company received a payment in the amount of $35,000, which is recorded as other income.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Cash

Cash consists of a demand deposit account at a financial institution. As of December 31, 2007 and 2006, the Company's cash balance was fully insured.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and money market funds purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2007 and 2006 there were no cash equivalents.

Accounts Receivable

In the opinion of management, all accounts receivable are collectible and no allowance for doubtful accounts is necessary as of December 31, 2007 and 2006. Actual results could differ from the estimates that were used.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation. Such reclassifications had no material effect on the Company's previously reported financial position, results of operations or cash flows.

NOTE 2: TRANSACTIONS WITH RELATED PARTIES

Sapere Wealth Management, LLC (the "Parent") and the President of the Company are the members of Sapere Wealth Creation, LLC. The Parent and the Company entered into a management agreement whereby the Company is charged for certain marketing, operational and administrative services provided by the Parent. As of December 31, 2006, the Company owed $100 to the Parent for management fees and other expenses paid by the Parent on behalf of the Company. This amount which was included in general and administrative expenses for the year ended December 31, 2006. This management agreement was superseded by an expense sharing agreement in 2007 for properties and services provided by the Parent. Under the terms of the agreement, expense allocations are calculated on an annual basis. Included in general and administrative expenses for the year ended December 31, 2007 was $10,908 paid by the Company to the Parent pursuant to this agreement.

NOTE 2: TRANSACTIONS WITH RELATED PARTIES (concluded)

The Company also entered into a servicing agreement with Sapere Charlottesville, LLC ("SCL") in which the Parent has a 25% membership interest. A registered representative of the Company is the president of SCL. In accordance with the terms of the agreement, the Company paid $14,186 in 2007 and $15,152 in 2006 for marketing and account management services which was included in general and administrative expenses for the years ended December 31, 2007 and 2006. These payments were made directly to the president of SCL in 2007 and to SCL in 2006. As of December 31, 2007 and 2006, the Company owed $3,799 to the president of SCL and $3,986 to SCL.

NOTE 3: SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2007 and 2006 as described in Appendix D to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital, as defined, of $46,373 which was $41,373 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 0.100 to 1. As of December 31, 2006, the Company had net capital, as defined, of $13,171 which was $8,171 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 0.310 to 1.

SAPERE WEALTH CREATION, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007 and 2006

		2007	2006
Computation of net capital as defined by Rule 15c3-1			
Total members' equity from audited statement of financial condition	$	52,378	16,496
Deductions:			
Non-allowable assets		6,005	3,325
Net capital before haircuts on securities positions		46,373	13,171
Haircuts on securities - other securities		-	-
Net capital	$	46,373	13,171
Computation of basic net capital requirement			
Net capital	$	46,373	13,171
Minimum dollar requirement		5,000	5,000
Excess net capital	$	41,373	8,171

There were no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in Part IIA of Form X-17A-5 as of December 31, 2007 and 2006.

HUGHES
PITTMAN
GUPTON

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Members
Sapere Wealth Creation, LLC
Matthews, North Carolina

In planning and performing our audits of the financial statements and supplemental schedule of Sapere Wealth Creation, LLC for the years ended December 31, 2007 and 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Sapere Wealth Creation, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 22, 2008.

> The size of the business and resultant limited number of contract employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties, such as processing of cash receipts, cash disbursements and recordkeeping. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. As noted in the above paragraph, we identified a deficiency in internal control that we considered to be a material weakness, as defined above.

This report is intended solely for the use of management of the Company, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hughes Pittman & Gupton, LLP

February 22, 2008